Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

AMENDMENT OF EXTRAORDINARY REPORT

Filed on: December 19, 2013

To: The Director General of the Kanto Local Finance Bureau

Corporate Name:	Tokyo Electron Limited

Name and Title of Representative:	Tetsuro Higashi
President and Representative Director

Address of Head Office:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Nearest Place to Contact:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Place at which a Copy of this Extraordinary Report is Available for Public Inspection

Name:	Tokyo Stock Exchange, Inc.

Address:	2-1, Kabutocho, Nihonbashi
Chuo-ku, Tokyo

1.	Reasons for Filing

Tokyo Electron Limited (“Tokyo Electron”) filed on September 26, 2013 the Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Sub-paragraph 7-3 of the Cabinet Office Ordinance Concerning Disclosure of Contents, etc. of Companies, stating that Tokyo Electron decided at a board of directors meeting, by the unanimous approval by the board, to implement the business combination with Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials,” each of Tokyo Electron and Applied Materials a “Company,” and together, the “Companies”) by combining their respective businesses through a merger of equals by the Companies (the “Business Combination”), and by means of implementing the Business Combination, Tokyo Electron also decided to execute a business combination agreement (the “Business Combination Agreement”) which contemplates the Business Combination would be effected pursuant to (1) a merger under Japanese law (the “Tokyo Electron Merger”) of Tokyo Electron with a Japanese subsidiary (the “Tokyo Electron Merger Sub”) of a newly formed holding company that will be organized under the laws of The Netherlands (the “HoldCo”), whereby each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo and (2) the merger of Applied Materials with an indirect Delaware subsidiary of HoldCo that will merge with and into Applied Materials in accordance with Delaware law (the “Applied Materials Merger”), whereby each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of HoldCo. Since there have been some changes concerning the information contained in the filed Extraordinary Report, Tokyo Electron is filing this Amendment of Extraordinary Report pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act.

2.	Text of Report

The amended portion is shown by the underline; however, the amended portion in the description on and after “Forward-Looking Statements” is not shown by the underline since the former description is totally replaced with the new description.

1.	Item about the Counterparty of the Tokyo Electron Merger

(Before the Amendment)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	To be determined
Address of Headquarter	To be determined
Name of Representative	To be determined
Amount of Capital reserve	To be determined
Amount of Net Asset	To be determined
Amount of Total Assets	To be determined
Business Operation	To be determined

(Note)	Tokyo Electron Merger Sub has not yet been incorporated as of the date of filing this Extraordinary Report. The timing of incorporation of the Tokyo Electron Merger Sub and the items above are to be determined.

(*snip*)

(3)	Name of Major Shareholders and Shareholding Ratio of Major Shareholders

HoldCo             100% (Scheduled)

(Note)	Tokyo Electron Merger Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo (to be incorporated) prior to the completion of the Tokyo Electron Merger.

(4)	Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Tokyo Electron Merger Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo prior to the completion of the Tokyo Electron Merger.
Personnel Relationship	To be determined
Business Relationship	To be determined

(After the Amendment)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation (Scheduled)

Corporate name	TEL Japan Limited (Notes 1 and 2)
Address of Headquarter	3-1 Akasaka 5-chome, Minato-ku, Tokyo
Name of Representative	Tetsuro Higashi, Representative Director Hirofumi Kitayama, Representative Director
Amount of Capital reserve	10,000,000 yen
Amount of Net Asset	10,000,000 yen
Amount of Total Assets	10,000,000 yen
Business Operation	1.	To manufacture, purchase and sell electronic products and parts, materials and appurtenances thereof;
	2.	To manufacture, purchase and sell physical and chemical appliances and parts, materials and appurtenances thereof;
	3.	To conduct research, development and consulting with respect to electronic products, physical and chemical appliances and parts, materials and appurtenances thereof;
	4.	To acquire and transfer patents and other industrial property rights and to act as an agent in connection therewith; and
	5.	To engage in any other business related to the foregoing.

(Note 1)	Tokyo Electron Merger Sub has not yet been incorporated as of the date of filing this Extraordinary Report. The timing of incorporation of the Tokyo Electron Merger Sub will be January 2014.

(Note 2)	The company name is as of the date of incorporation. Tokyo Electron and Applied Materials will change it prior to, or in conjunction with, the closing of the Business Combination.

(*snip*)

(3)	Name of Major Shareholders and Shareholding Ratio of Major Shareholders

HoldCo             100% (Scheduled)

(Note)	Tokyo Electron Merger Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo (to be incorporated in January 2014) prior to the completion of the Tokyo Electron Merger. The company’s name of HoldCo as of the date of incorporation is TEL-Applied Holdings B.V, Tokyo Electron and Applied Materials will change it prior to, or in conjunction with, the closing of the Business Combination.

(4)	Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Tokyo Electron Merger Sub is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron and will become a wholly-owned subsidiary of HoldCo prior to the completion of the Tokyo Electron Merger.
Personnel Relationship	Tetsuro Higashi and Hirofumi Kitayama, Representative Directors of Tokyo Electron, will be Representative Directors of the Tokyo Electron Merger Sub.
Business Relationship	N/A

6.	Outline of the Company that will be issuing shares that will be consideration

(Before the Amendment)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	To be determined
Address of Headquarter	The Netherlands
Name of Representative	Gary Dickerson, CEO and Executive Director (as of the closing of the Business Combination)
Amount of Capital reserve	To be determined
Amount of Net Asset	To be determined
Amount of Total Assets	To be determined
Business Operation	Holding company of Tokyo Electron and Applied Materials

(Note)	HoldCo has not yet been incorporated and the first time of the accounting period has not yet come. Capital, net assets and total assets have not been decided as of the present and are subject to future discussions and determination between the Companies.

(Note)	HoldCo is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron pending the completion of the Business Combination, and will be a wholly-owning parent company of both Tokyo Electron and Applied Materials after the completion of the Business Combination.

(*snip*)

(4)	Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Before the completion of the Business Combination, Tokyo Electron is a direct wholly owning parent company of the HoldCo, but after the completion of the Business Combination, HoldCo is scheduled to be a wholly owning parent company of both Tokyo Electron and Applied Materials.
Personnel Relationship	To be determined. Please refer to the outside of the table for the structure of main officers.
Business Relationship	To be determined

(*snip*)

(After the Amendment)

(1) Corporate name, Address of Headquarter, Name of Representative, Amount of Capital reserve, Amount of Net Assets, Amount of Total Assets and Business Operation

Corporate name	TEL-Applied Holdings B.V. (Notes 1 and 2)
Address of Headquarter	Amsterdam, The Netherlands
Name of Representative	Gary Dickerson, CEO and Executive Director (as of the closing of the Business Combination) Tetsuro Higashi (as an initial executive director)
Amount of Capital reserve	One euro (Note 3)
Amount of Net Asset	One euro
Amount of Total Assets	One euro
Business Operation

Holding company of Tokyo Electron and Applied Materials (after the closing of the Business Combination) (Note 4)

HoldCo will take care of the necessary preparations for the Business Combination and business incidental thereto (prior to the closing of the Business Combination).

(Note 1)	HoldCo has not yet been incorporated and the timing of incorporation of HoldCo will be early January 2014.

(Note 2)	The company’s name is as of the date of incorporation. Tokyo Electron and Applied Materials will change the name of HoldCo prior to, or in conjunction with, the closing of the Business Combination. In addition, prior to consummation of the Business Combination, HoldCo will be converted from a private limited liability company (besloten vennootschap) organized under the laws of The Netherlands to a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands.

(Note 3)	The amount of capital reserve is as of the date of incorporation. Prior to the Tokyo Electron Merger, HoldCo will issue to the Tokyo Electron Merger Sub an amount of ordinary shares of HoldCo necessary to provide the consideration for the Tokyo Electron Merger. Accordingly, the amount of capital reserve will be changed.

(Note 4)	HoldCo is scheduled to be established as a wholly-owned subsidiary of Tokyo Electron pending the completion of the Business Combination, and will be a wholly-owning parent company of both Tokyo Electron and Applied Materials after the completion of the Business Combination.

(*snip*)

(4)	Capital, Personnel and Business Relationship with Tokyo Electron

Capital Relationship	Before the completion of the Business Combination, Tokyo Electron is a direct wholly owning parent company of the HoldCo, but after the completion of the Business Combination, HoldCo is scheduled to be a wholly owning parent company of both Tokyo Electron and Applied Materials.
Personnel Relationship	Tetsuro Higashi, Representative Director of Tokyo Electron, will be the initial executive director of HoldCo. Please refer to the outside of the table for the structure of main officers.
Business Relationship	N/A

(*snip*)

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com; or (2) (i) with respect to media inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, and (ii) with respect to analyst inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.